Filed by Time Warner Inc.
                             Pursuant to Rule 425 under the
                             Securities Act of 1933
                             Subject Company: AOL Time Warner Inc.
                             Commission File Number: 333-30184


        The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed Time Warner Inc./America Online, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the Time Warner or America Online stockholders to approve the merger; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting America Online's and Time Warner's businesses generally. More detailed information about those factors is set forth in filings by Time Warner, AOL Time Warner Inc. and America Online with the Securities and Exchange Commission, including Time Warner's most recent Annual Report on Form 10-K and Current Reports on Form 8-K. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                              **********************************

        AOL Time Warner Inc., together with Time Warner Inc. and America Online, Inc., filed with the Securities and Exchange Commission a preliminary joint
proxy  statement/   prospectus   regarding  the  proposed  business  combination
transaction referenced in the following information. In addition, AOL Time Warner, Time Warner and America Online will prepare and file with the Commission a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive joint proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive joint proxy statement/prospectus will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed with the Commission by AOL Time Warner Inc. and Time Warner (as well as America Online) at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and other documents filed by Time Warner with the Commission may also be obtained for free from Time Warner by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019, Attention:
Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

        SET FORTH BELOW IS THE TRANSCRIPT OF A PRESENTATION BY GERALD M. LEVIN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF TIME WARNER INC., TO, AND PORTIONS OF A QUESTION AND ANSWER SESSION WITH, ANALYSTS ON APRIL 12, 2000 IN CONNECTION WITH THE RELEASE OF TIME WARNER'S FIRST QUARTER 2000 EARNINGS:


GERALD M. LEVIN,  CHAIRMAN AND CHIEF EXECUTIVE  OFFICER,  TIME WARNER INC.:
Good morning. I'm Jerry Levin, CEO of Time Warner. Let me welcome all of you, those of you who are in the room today at the Time & Life Building, those who are on the telephone, and those around the world who are participating in our web cast.

The materials that we made available this morning, I just want to emphasize, are available on-line so that the press release, the earnings presentation, the first quarter trending schedule, and then one presentation that we will be making today on AOL Time Warner initiatives is also available on-line. So those of you who are not in the room and didn't pick up the hard copy, have all of the materials available so that you can follow the presentation. I will outline the order of the agenda.

I am very pleased with how we are starting off the year 2000 both from a short-term and a long- term perspective because we continue on our consistent path of delivering solid ongoing operating results while at the same time we are executing on our game plan of digitally transforming the company as it relates to the AOL transaction.

And so today the way that we've lined up the meeting, we will cover both of those issues and give you an update. So this will be the agenda. After I make a few opening remarks, I will ask Dick Parsons and Rich Bressler to give you the highlights that we are making on the progress of the merger between AOL and Time Warner. That is the initiatives presentation which, I think, will be helpful to you. Then, Joan will take us through the quarter. The numbers are solid, and she will give you the details on how we normalize the numbers so that we can reflect fully the operating dynamic. Then we will open it to Q&A.

In addition to Dick and Rich, Joan Sumner and myself, also available to answer your questions are Joe Collins, CEO of our cable company, Joe Ripp our CFO, Tim Boggs,our regulatory guru, Chris Bogart, our General Counsel.

I also want to invite all of you here in the room and on-line to experience our annual report, because this year I think that we have done something different. It is very much a multi-media annual report because in addition to the more simplified printed copy, if you log onto timewarner-2000.com you can not only get more extensive material, but you can get, instead of having a normal picture of an annual report, we have video interviews with all of our senior executives. And then we actually have nice video snippets of the range of things that they are talking about. So it really blends very nicely with the normal concept of an annual report. It has been up and running since we've been distributing the annual report. For those of you who didn't have a chance coming in here, we've set up a number of PC's so that after the meeting if you would like to do it or haven't already done it or for some reason it is prohibited in your workplace from doing it.

I should give the initial caution, it is in all of the materials. We will be making forward-looking statements, naturally such statements are subject to uncertainty and changed circumstances. I won't read all of the language, but everything we say is qualified by that necessary, but liberating, caution.

And so, let's go to the number I think that you've all been waiting for. Sopranos-- at 9:00 on Sunday night had a rating of 17.6, a 23 share, beat every other program including Millionaire or Fail Safe in HBO homes. It is the highest score that we've had for any form of programming since Titanic. And what is really remarkable about this, the previous episode for those who are following very closely, the one where Janice shot Richie, the way that we look at it and evaluate it there are four showings. And that penultimate episode had a cumulative rating of 39 for four episodes which is truly remarkable. Even the highest grossing film in the history of Warner Brothers, "The Matrix", which played on Saturday night at 9:00 did a very good 13.3 rating, 22 share, but the
Sopranos  ....topped even that. And so, again, we are a creative company as well as a distribution company.

We've made a very solid start to the year. I think that those of you who know the rhythm of our businesses, the first quarter is always the smallest and usually the slowest. But this is a very solid start. On a normalized basis, growth was 13%. Even the revenue growth, which normalizes at 8%, was higher than the last two years. The stength, from my operating perspective, was across the board because all of the divisions posted records, with the exception of music.

And interestingly, another way that I look at the numbers, if you look at cable growth rate and the growth rate of everything else which I will call content, each came in at the 13% growth rate, which is a very healthy sign. Based on the continuing performance that we see, it is my view that we remain on target for Time Warner to deliver the normalized growth of 13 to 15% and that is the zone that we've said to you, for the full year of 2000. As a matter of fact, as you go through each of the businesses you will see that even their first quarter performance is right in line with the zones that we've been giving you. Cable networks, 15 to 20%, cable 13 to 15%, publishing 12 to 14%, and it is interesting.

I want to just focus for a second on one statistic, and that is advertising. Because in its broadest definition it is a very important growth catalyst for the company. I just will mention again why I think it is for the new company. The total advertising in the first quarter which, again, is a slow quarter, increased more than 20% to $1.2 billion. Advertising represented in the quarter nearly 20% of our total revenues. For the year, it is clearly going to be around 20%.

When you look at our publishing and cable networks, obviously they represent the bulk of our advertising revenues for the quarter, a little more than three-quarters of our overall ad revenues. But even those two are growing at the very high teens. But the fastest area of our growth is coming from our cable systems--33%, from barter syndication which is well in excess of 50%, as well as revenues from the WB. So if I just added those three together they are growing on a combined basis at 37%. The reason that I am emphasizing this is that I know that when we laid out the snapshot dynamic of AOL Time Warner, 40% subscription, 20% advertising and e-commerce, and 40% content. I said that the growth engine was going to be the central core. And I hesitate to even call it advertising e-commerce, because what it really represents is in its broadest sense, the third party financing of a footprint or content. And that is a part of the dynamism that we will have in the new company. But you can see it already in Time Warner.

Now, just a little progress report on AOL Time Warner. It should be clear to you that both companies remain focused on business today, while at the same time planning for our merger. We are quite capable of multi-tasking. AOL will be putting out its first quarter results next Tuesday. I have to say to you that I like the continuing strong trends at AOL. And over the last few months, both companies have been developing their businesses.

Last week, for example, at Internet World, Steve Case and Barry Schuler, together with Jim Martin, made several announcements about the next generation of Netscape which is Netscape 6, very interesting digital dashboard with side bar information panel with compelling skins, what is known as a persistent presence tool. And then at the same time they talk about with Gateway some specialized internet appliances which have the characteristic of instant AOL. One of them in the kitchen, and another wireless, which again underscores the focus on just making all of this easy to use and really understanding the consumer's behavior and implementing a very simple strategy of AOL Anywhere. Whether it is in the kitchen, wireless, on the television set, AOL Europe.

While that is taking place we also, since we last met, announced an MOU between Time Warner and AOL for the concept of multiple ISPs over the Time Warner high speed cable infrastructure. I consider this to be quite significant, not only because there were some elements in there that went beyond the prior positioning in the cable industry. For example, that we would allow ISPs to have a direct relationship with the customer, that we would really take the limitations off of video streaming, and we would like to drive this change, and, in fact, offer multiple ISPs even faster than our current contractual arrangements would suggest.

I say that not because of any regulatory issue, and frankly not because of the AOL transaction, but because of my strong business belief that now that we know what the capacity is, we know how to manage it and deploy it. It is very similar in my mind to the early development of pay television which was exclusive for a while in the 70's to particular cable systems, and then as we developed capacity and the ability to manage it and there was consumer demand for more choice, we had multi pay. And what is always illustrative of the cable industry is the ability to develop affiliation agreements that make the appropriate splits, whether it is for subscription fees or advertising. The industry blossomed with multi pay, and it is my view that the cable broadband infrastructure will flourish with multiple ISPs. That will be very good business, giving the consumer not only that choice, but when you have multiple parties marketing your systems, and I think that you have a built-in advantage in the ability to deliver video streaming, this is good for the cable industry. And obviously, I think that it is good for the ISPs including AOL, including Road Runner, including Excite At Home. I think the recent restructuring of Excite At Home is another indication of the drive towards non-exclusive multiple ISPs. It is my expectation that we will have terms between Time Warner Cable and AOL done before the conclusion of this quarter.

Now, in terms of the merger itself, we are on track from every aspect. With respect to the regulatory process, we don't see anything that should slow down our game plan to close some time in the fall. On the integration side, the four-man team of Bob Pittman, Ken Novack, Dick Parsons, and Rich Bressler are effectively operating 24 x 7, and that is all of the time. They are focused on developing the new company's strategic and operating game plan, and we are using these months well before the close of the transaction really to put the right plans in place. And we want to be bold about that.

That group working with me and with Steve Case, they are spearheading a number of working teams who are focused on an array of new businesses. You will hear some of that in their presentation. But a lot of the business activities and a lot of the business successes, while some individually might be modest they are beginning to set the tone for the new company. And probably most importantly people are working naturally together. They are excited. There is what I would call a rolling thunder, and that is, the more ideas, the more meetings, the more excitement, the more that people are developing ideas and possibilities that we couldn't have thought of on January 10th of this year.

QUESTION AND ANSWER PORTION

RICHARD BILOTTI: Good morning. Your cable performance has been significantly better than the rest of the industry, both in terms of the fact that your EBITDA growth is stronger than the typical range and you're showing margin improvement which is unique I think. I don't think there is another cable company that is showing that. Could you discuss, one, what your pricing strategy is across all of your product and how that influences this performance? And two, is there something unique in the fact that Time Warner is an integrated company that allows it to have more efficient costs, for instance, in the marketing side, than some of its peers that would suggest why the margin direction is different for you all from the industry as a whole?

LEVIN: Probably I should start and then ask Joe. It would be self-serving for Joe to start. You know, first of all, I've said many times, and your question of increased margins illustrates it, that not all cable companies are the same, not all companies are the same. Time Warner Cable is really an amalgam of six or seven major MSO's over a course of 25 to 30 years. Fortunately the two of us have been there that entire time. Obviously there is a process of Darwinian natural selection. And so what you end up with is an amazing management group, and so that is point number one. It does matter.

Secondly, we were the first to cluster. I remember making the decision to go from centralized to decentralized in 1981 and to start clustering. And what that meant was that we would get the marketing efficiencies. But also we cared about demographics. Not all cable systems are the same because they are in different communities, and you know this from the broadcasting business, the newspaper business. And so we have actually specialized, if you look at the geography of Time Warner Cable, it is in very good demographic areas. Carolinas, Florida, Texas, and, we happen to be sunbelt related. That is not an accident.

And then I'd have to say that we've been on a very steady program. You might say that we were late to put digital boxes in, that we only now really have high speed cable modems up and running. We've spent a fair amount of time waiting because we wanted to build in the capability to do video on demand, which we also now have up and running actually in a couple of systems.

So there is a very methodical game plan here, and I think that it has paid off. Because what we've done is that while others were upgrading in a certain way, we were upgrading in a very consistent way. And we held back even though there might have been an advance of DBS during this period. Even though others were selling a form of digital box, so that now we are at the point where the products that we have to offer are, I can tell you from the consumer demand, are highly competitive as against DBS, as against DSL, as against forms of fixed wireless, because it has now been brought together.

And then before I mention the pricing question, the last thing is that we now feel comfortable that our management, our management in the field, because if you have ever visited a cable system it looks nothing like what a cable system looked like 25 years ago or 5 years ago. It is a major multi-media player in its community. And that management, and I saw this when we had our annual management meeting, they are up and ready for digital television, video on demand, multiple ISPs. Again, the reason that I've embraced multiple ISPs is because the management is in effect saying that we can do it. As a matter of fact, all of these things tend to increase the perception of the cable system.

Now, two last things. On pricing, we've decided on basic pricing and to keep within this 5% zone. But what that masks is the fact that we are constantly offering new services. That the relief in deregulation enabled us to now price all of these additional services, and the consumer demand for digital set top boxes, and we believe for video on demand, and for high speed cable modems, is as strong as anything that we have ever seen in the cable industry. So, in fact, the increase in unit growth for the first time is going to occur this year. The first time in five years. And so we want to keep basic charge fairly stable and generate our high returns, and that is why you are seeing margin increase, because the returns on digital boxes, we've said this before, and cable modems, the return on our capital, is on an after tax basis higher than 30%. You've never had that in the cable industry.

And lastly, I will give you a generalization. Because it will now apply not only to the cable company, but to AOL Time Warner. And that is the ability to go into the interstices and make cash out of places that no one else seems to be able to do. And that is the skill in the cable company. It has to do with the kind of not only day-to-day management decisions but the affiliation agreements you make, and it is just to be able to go in there and find cash, cash driven. And so this whole concept of monetizing footprint, that is essentially what the cable company does. That is what AOL Time Warner wants to do.

Joe, do you want to pick up on that?

JOSEPH J. COLLINS, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, TIME WARNER CABLE:
Well, like he said, I think that we've said it every time that we've been asked a similar question, is that we do have a great inventory and we've been working on them for a long time on a pretty consistent plan. And so we are now at the point where we are in the last year of the major rebuild of these systems. The architecture is basically done, it is there. So our people can focus on selling the people these new products. And the people love these new products. They are literally jumping out the door, and that generates a lot of enthusiasm on the part of our people. Right now it is all working very well.

JILL KRUTICK: Thank you. Good morning. Three unrelated questions. First, I would be curious about getting an update on the EMI/Warner transaction, how that is progressing? And if you anticipate any regulatory hurdles emerging from that deal? Secondly, on the up front market, if you are still confident in the $1 billion shift for the Turner Network. And finally, on AOL TV, how that is all coming together from a content perspective in integrating the Time Warner content and any other content?

LEVIN: All right, well let me start, and then everyone can add to it. An update on Warner EMI Music--we are where we thought we would be at this point in terms of the regulatory process that is necessary. We are shooting for a year-end close, and so that is that. On the up front, we are very comfortable. Recently you had the advantage of the presentation from Steve Heyer. We like not only the concept of the billion dollar shift, but we are really moving, as he indicated, past the notion that there is a cable marketplace and there is a television marketplace. It is about as bold as anything that I've seen. You know that it is just clear that people have to advertise, as Joan mentioned, our four networks there. TBS, TNT, CNN, and Cartoon. And so we feel good about that.

On AOL TV--I will just say a word. Obviously this is another case where there will be a mutual benefit because in fact Time Warner Cable has been working both on the technology, as well as the consumer demand characteristic for all forms of interactive television. AOL, of course, has been working on it. Interestingly, Barry Schuler who is leading the charge worked on, and I mentioned this before, he did one of the navigators for our interactive television activity in Orlando five years ago. He is quite familiar with the process. I think that the benefit of the impending merger is the fact that AOL can now get the benefit of the evolution of the digital set top box in cable. And Time Warner Cable can get the benefit of the power of the AOL brand and the power of the easy to use concept.

And so let me ask Dick and Rich, or Joe, if they want to add something.

RICHARD D. PARSONS, PRESIDENT, TIME WARNER INC.: I would only add on EMI and remind the group that because we are market competitors, there is only so much that we can do together. And so we can't give you the kind of report that we gave on AOL. But we do have teams working on the parts that we can, and we remain very confident. We've got teams working on it. It is, actually, a more complex transaction even than AOL because it truly is global. But we are moving along, and we are confident that we will get it done by, at or around, year end.

LEVIN:  Joe, do you want to add anything on AOL TV?

COLLINS: Well, I think that when we talked before about the advantages of what is happening as these digital boxes are rolling out into the environment, what we are doing is essentially laying another set of tracks to bring more product. And so we talked about the ones that we knew about, and we knew that consumers wanted like Video On Demand which is going to be able to ride on that platform. AOL TV is going to be another product that will be able to ride on that digital platform that we are putting in place. The cost of which is being carried by these other services. And this will be, we think, a very exciting, incremental business.

JORDAN ROHAN: All right, thank you. Before the merger is finalized, how are you going to account for the incremental promotions on the AOL properties? Will it show up on your income statements? And then finally, given the increased promotion, are you comfortable predicting accelerating growth at publishing, music, filmed entertainment, cable networks, beyond what you set forth in your five-year plan?

JOAN N. SUMNER, SENIOR VICE PRESIDENT, TIME WARNER INC.: I was just going to answer mechanically the first part of the question. We are doing business today on commercial terms. And so accounting-wise you will see it represented the way that two stand-alone companies transact business with each other.

LEVIN: That is why we are calling them commercial arrangements. Your second question is a good segue for me because I'm not looking at AOL Time Warner as simple mathematical increases in the subscription dynamic, the publishing, the transformation of the marketing of movies, the addition of the upside of a digital management system for music rights, and an SDMI secured digital distribution system. And therefore, a new form of revenue generation.

I'm stepping back and saying that this is not just collapsing these things and now let's do a calculation of increased growth rates at each pre-existing business. I want a bold restatement of what AOL Time Warner is. And that is why the last time I indicated that it is better to look at the levers that drive the growth of the company. And so instead of looking at how the AOL member service can be benefited, and the Time Inc. magazines can be benefited, think about subscriptions. Think about the power of subscriptions. They are going to be 40% on snapshot taken right now of the company. And think of the dynamism that comes from changing the acquisition metrics, increasing the retention characteristics, and then applying that subtle chemistry as to how you price and increase subscription pricing. When do you do it? How much more value do you have to give? But think of it in that sense.

And then, when I talked about advertising e-commerce, I didn't want to talk about measured media advertising, or promotional spending, or direct marketing. But all budgets, coming from everybody, all third parties, as to how they move goods and services. That is enormous. And I think that we are positioned. And so I can't say "well, let's look at barter syndication, or Bob Pittman and Myer Berlow, what Steve Heyer is doing, or Don Logan". But let's look at it much more broadly because that central core, when I get to content which is kind of 40% of the company, this content is going to pour over into this central core. Not just because of digital downloading, but the whole financing just broadly speaking. The financing of material through third party activity is going to change. That is going to apply to music, movies, and I don't mean to be generic or mysterious about it. But that is the way that I look at it.

And so if you look at it that way, then you should look at a business plan for AOL Time Warner the way that we are now looking at it. We've put some metrics out since we didn't have any comparable real estate transactions for people to latch on to, you know you needed to get some bearings. And so we put metrics out. We talked about what the year 2001 might look like, $40 billion north in revenues and $11 billion EBITDA. We talked about a free cash flow growth rate number. And a lot of that came from taking the pre-existing plans and work that Mike Kelly and Joe Ripp have done.

But now what we are doing is putting a plan together that isn't kind of simple math, the way and I respect the question that you've asked. Now let's take a look at what is the dynamic of this new company. What levers do you press? And therefore we don't just look at it in terms of cost management, there will be that. Or revenue enhancement, and there will certainly be that. But really about a new opportunity to deliver what ultimately is really free cash flow growth.

And I will go back to an earlier statement. All, this is connected in my mind and it may not be in yours yet. The question on cable, and I said the ability to go into the interstices and pull cash out because it is just smart. And whether you want to use the euphemism of first mover, getting out there first, we have an open ball field here. Because I know that when you do your metrics many are taking a little haircut called execution risk. I don't mind that. I'm not defensive about that, because in fact it is quite the opposite. We are the only ones on this playing field. And so anything that could be characterized as a mistake is actually an advance.

And so that is the kind of thinking about this, just the ability. And by the way, it ultimately gets down to not just the asset base, which is pretty substantial here, it is all about smart people being able to go in there, get there first, take cash out. That is what the business is about. Kind of a long answer, but that is the way I look at the company. This is going to be a growth company. But it is going to have to be dramatically organized in a way to deliver that growth, and not in a conventional way.

KATHY STYPONIAS: Jerry, I have two questions. The first is regarding your digital EBITDA losses for this year, $250 million is the guidance that we were given before the AOL transaction was announced. And that was going to be revisited after some point afterwards with the AOL team. I'm just wondering whether that is still the right number? Whether we could potentially see that come down? Or will there just be a redistribution and potentially reinvesting in areas other than you initially thought of?

And then my second question is with respect to your advertising numbers. Could you tell us what percent are coming from dot com's? And could you look into your crystal ball and tell us what you sort of see that, what sort of trend do you see for dot com advertising sort of playing into traditional media companies in the near term, over the next twelve months or so?

LEVIN: First, with respect to digital media spending, Rich Bressler and his team together with around the Time Warner company and AOL, are essentially doing what you would expect. And that is revisiting all of the plans. I think that the one general statement that we will make is that the number will definitely come down.

On the other hand, what I would also say, and there are just obvious areas where that is the case in terms of infrastructure, etc. But there are also several areas of continuing spending that enhance or supplement, or do things that AOL doesn't do. And so it is a very constructive process. But the number won't be $250 million.

With respect to dot com advertising, I don't have the statistic. It is not as large a percentage as you would think. And essentially what is happening now, there are a couple of trends. A, the non, if you want to call them that, the non dot com companies have increased their advertising essentially because the world is shifting to such a great extent. I believe that that is a permanent change. Not in the more traditional sense that brand image advertising is going to be the only benchmark, but more in the sense that it is just more competitive out there, but more efficient. And you now have the ability to take, instead of just more traditional advertising, measured media advertising, but take all of your spending and lead from image to information, to transaction.

So, in fact, I don't think it is because of the venture capital money going to dot com which is then all flowing into advertising. If you look at the Time Warner advertiser list it is still very similar to what it has always been. It is a very small percentage.

SUMNER: The statistic on that, I can give you for the two big advertising businesses that Jerry has highlighted at our company is our publishing and our Turner operations. And so take those two combined which is the lion's share of our advertising. Dot com companies last year represented less than 5% of the total, to Jerry's point.

LEVIN: And actually what will be interesting, again I will use the word advertising but remember my central core is a much broader definition. But just staying with advertising, the influx of the Time Warner advertising psyche into the AOL advertising activity will be a big boost also. Just in a conventional sense, before we get to monetizing some really interesting reach characteristics that we have.

I believe, and it is not just because of dot com, business is really transforming itself. And we are not, I don't think that we are the old time cycle where based on where the GNP is going, the general economy, that you can kind of test where advertising is going. I think that we really are, because companies are now managing themselves in a very different way. And we are not back to well, the first thing to go is advertising. You can't afford to cut back on this broader definition of spending money for the marketing of your goods and services. That is the change that has occurred. And so this definition of advertising, I think is going to be the driver not only for our company, but you will see a lot of other companies, who as media companies are going to benefit from it.

DENNIS LEIBOWITZ: On both digital video and video on demand, can you talk about what the incremental revenue per subscriber is? What proportion of the subscriber base will it be available to by the end of the year? And secondly, could you talk about whether there has been any progress on the subject of telephony on cable?

LEVIN: We will let Joe actually answer it. Because digital services, we've given a per sub number and he can talk about availability. But I think that by the end of this year that we pretty much will have the digital set top box available in almost all of our systems.

With respect to video on demand, I will be interested to hear Joe's answer to what the number is. We believe that the manipulation of full motion video which is essentially what video on demand is. We know that it is a multiplier affect on the delivery of movies. And so the next big assignment for our cable company will be to work with the movie studios to deal with the window, and to get that window co-extensive with the video cassette window. Now, we are on the other side of that issue which is a great thing again because we will make money on every part of the stream. But that is the issue. And we pretty much know that even as against near video on demand that this is why we've been driven for five years to build the capability. That you get a multiplier affect on the pay per view purchases. Because the ability to kind of get this movie, and stop and start it, and go backwards and forwards is a wonderful convenience.

What we don't know, and why I don't know what the number will be, is that while we can talk about video on demand for movies, now we are into a new zone. So now let's apply AOL's knowledge, where the world has gone, the ability to manipulate video. Let's expose that to a lot of dynamic people and see really what the capacity is because to me it was the ultimate goal, that everything from news on demand to ordering pizzas all required the ability to manipulate full motion video. So I think that that is one of the unexplored high growth areas, and I would say again, as a company, whether we are AOL, HBO, or CNN, we are going to go through every distribution system. But the ability to manipulate video and all of these video streams, I think the cable architecture is fully capable.

Joe, why don't you answer that question and then we will come back to telephony. I will do telephony, but why don't you supplement that answer.

COLLINS: Well, we are going to have digital boxes pretty much available everywhere during the course of this year. And pretty much they are available virtually everywhere right now with a pretty small amount of the rebuild left to go for the rest of the year.

In terms of video on demand, right now anywhere on the island of Oahu you can get video on demand, which is most of our Hawaiian system and so that is about a quarter of a million homes. And we are going to have it available also this year, and in fact, probably in the second quarter in our Tampa system and in our Austin system. And so the total availability by the end of this year will be well over a million homes.

And then we hope next year based on whatever tuning that we do to this business in those markets that we will be able to make it pretty widely available across our universe. Because we know that it is a product that the consumer is going to want and is going to use.

LEVIN:  You are looking for buy rates?

COLLINS: It is a little early to say exactly what the buy rates are going to be.

LEVIN: I think that we should just stick with our experience, which, based on a lot of testing, is that the buy rates for near video on demand, which you see more accurately in the DBS environment, that there is a multiplier affect when you offer video on demand. And so is that two times? Three times? That is what we will see. But it is there.

With respect to telephony. A lot has happened, but if you break it down into several categories, I don't think that my view has changed. First of all, circuit switched telephony, the ability of the cable plant to deliver robust telephony remains. The question for us is if someone wants us to execute on that, we are fully prepared to do that. And so if AT&T, for example, does in fact want to have facilities based access in certain markets in the competition for local and long distance, we are prepared to do that on terms that essentially pay us to do that.

The more interesting development, and I think that everyone would agree with this, is really IP telephony. Now, I will give you my layman's take on it, but contained in that as my strategic view. There are two forms. One is general stuff that goes on the internet. You can do it now with Net 2Phone. And so it is my view that every ISP that is offering full service will have some form of IP telephony that will be either an add on or included in however that ISP charges for its service. This is, however you want to characterize it, it is a second line service, it is not powered, it is not perfect. But it is certainly sufficient for many purposes. And so, again, that is part of my excitement about multiple ISPs. Contained in that is an interesting service.

Then there is what we'll call powered IP telephony that uses this initial link and not the RBOC link. But then transposes that into a switched network like the AT&T network so that it is more robust. It might be powered. And that I would put, I think that is exciting because that can ride on top of the platform that Joe Collins is building. And, again, that would require whatever the right split or arrangement is. So we are really quite interested in seeing this happen because it just enhances existing services.

Having said that, I do have one changed view. And that is because of AOL Time Warner it is just clear that communications are being redefined every day. Because the close to billion messages that occur through the AOL system, you know twice what the post office delivers. The power of instant messaging, ICQ, buddy lists, and not just on the AOL member service platform, is enormous. And it is convenient.

So the addition of voice to text, and then pictures, and then selling things and providing information, all comes together so that I don't look at telephony as something that is a separate defined business strategy. It is all wrapped up in what I just described but it is subsumed in a much broader form of communications.

And in that sense AOL Time Warner will add the word communications to media and entertainment in terms of the businesses that we are in. And I think that it is transforming the way that people communicate, the concept of community, and so even the definition of what the telephone business is is going to have to give way to that. And so, I like our position.

ALAN GOULD: Thank you. Jerry, given the scale of the AOL Time Warner merged company, the balance sheet, the free cash flow, and the fact that you will be completing your cable upgrade this year on your existing cable plant, do you have an appetite now to expand your cable footprint?

LEVIN: Well, let me give you two sides to the answer. The first is that it is clear that AOL Time Warner will have a powerful balance sheet. We've talked about a growth rate on free cash flow that looks like 50% a year coming off of a pretty good base in the year 2001. And if we are going to keep our, as we've done with Time Warner, put this financial envelope around it and be a solid BBB company it means that there is a lot of capacity in cash to be measured against a very high return characteristic including how does this stack up against buying back your stock and doing other things. This suggests a very aggressive company.

Now, adding to the cable footprint is both a current and historical question for us. We've always tried to determine what is the optimum size. Now I am just talking domestically. And a lot of that had to do with an earlier answer about the quality of our footprint. There are certain geographic areas that would make obvious sense for our cable company. Whether that is done through additional acquisition, or through trades, or realigning some of the inventory remains to be seen. But I'm not unhappy with cable footprint that passes 20% of the homes. I think it is sufficient for the laboratory that it represents. I like the demography. There are just maybe one or two cable companies that I have coveted for my entire career in the business, and that hasn't changed. But, you know, there is nothing that says that we need to go out and buy more cable right at the moment.

ELLEN GIBBS: This is one of the few meetings that I've attended recently where you haven't talked about wireless access to the internet. And given your comments earlier about the merger with AOL redefining your notion of communications, where does wireless fit into that? And does your new debt capacity or acquisition ability make that a possibility after the close of this deal?

LEVIN: Wireless is obviously the most exciting development on the horizon for the AOL Anywhere strategy, but also for the CNN anywhere strategy, too. And obviously we are seeing it outside of the United States in much more dramatic form, whether it is iMode from DoCoMo in Japan, or what we are seeing with the aggregation with Vodafone and Mannesmann, and the systems in Europe.

I will make a couple of statements. It looks like outside of the United States that wireless capability is going to grow faster than the tethered computer attached to a telephone or some form of wire line system. Just like outside of the United States it hasn't been cable, it has been usually satellite. I think that is pretty clear. As a company we will be there because of the power, first of all, of the AOL habit structure because remember things like ICQ and instant messaging and some of the statistics that Dick gave earlier, this is a worldwide network system. And so the habit structure is already being developed around the world for the AOL characteristics.

At the same time as we get into the next generation of wireless, we're the third generation, more capacity for video, as well as audio and pictures, that is basically what we do. I will make the broad side statement that this powerful capacity that AOL Time Warner will have, other than the cable laboratory in the United States we don't intend to be an infrastructure company. But we will partner, make creative deals in order to ensure that the AOL and the Time Warner system and services get fully distributed.

And so, I view what we will call the wireless explosion as a tremendously positive event for AOL Time Warner because it means that this is going to grow a lot faster, that is the community and the transactions with the internet, but what it also says, and keep this in mind, that with the wireless, just like I've got one buzzing in my pants right now, I have to return to my home base to get my full text of things and a full video. So it is a terrific thing. But it will also relate to, again, what I am calling a home base activity, where I think that AOL reigns supreme.

Time for one more question.

LEVIN:  This will be the penultimate question.

[inaudible]

SUMNER: The question for those listening in was from Mario Gabelli asking if we were going to be bidding on spectrum?

LEVIN: The answer is no. Just as Time Warner hasn't, you won't see AOL Time Warner doing it. So do we have a last question? If not, thank you very much.